As filed with the Securities and Exchange Commission on June 12, 2020

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Morgan Stanley India Investment Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley India Investment Fund, Inc.

(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

61745C105

(CUSIP Number of Class of Securities)

522 Fifth Avenue

New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Mary E. Mullin, Esq.
1633 Broadway

New York, New York 10019

(Name and Address of Agent for Service)

Copies to:

Mark Parise, Esq. Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, New York 10036	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation		Amount Of Filing Fee
$35,996,752	(a)	$4,673	(b)

(a)         Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 1,997,600 shares of common stock of the Fund (15% of the total number of shares outstanding on June 8, 2020) by $18.02(98.5% of the net asset value per share of $18.29 as of the close of ordinary trading on the New York Stock Exchange on June 8, 2020).

(b)         Calculated at $129.80 per $1,000,000 of the Transaction Value.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Morgan Stanley India Investment Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 15% of its outstanding Shares, or 1,997,600 of the Fund’s issued and outstanding Shares of common stock, par value $0.01 per Share (“Common Stock”), upon the terms and subject to the conditions contained in the Issuer Tender Offer Statement dated June 12, 2020 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.

The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 required to be disclosed in this Schedule TO.

Item 12.                               Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated June 12, 2020.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Letter to Stockholders.
(a)(2)	None.
(a)(5)	Text of press release dated and issued on June 11, 2020.
(b)	None.
(d)	None.
(g)	None.

Item 13.                               Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY INDIA INVESTMENT FUND, INC.

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary

Dated: June 12, 2020